Exhibit 99.2

Announcement

Monday, 7 April 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

SUSTAINABILITY BRIEFING 2025 TRANSCRIPT

Date: 3 April 2025

Time: 06:30 AWST / 09:30 AEDT (17:30 CDT on Wednesday, 2 April 2025)

Start of Transcript

Marcela Louzada: Hello. Good morning, everyone. Thank you for joining us today in Melbourne for a briefing on Woodside’s sustainability strategy and performance: Meeting energy demand sustainably. I would also like to welcome those joining us on the webcast today. This morning, we’re meeting on the land of the Wurundjeri people of the Kulin Nation. Woodside acknowledges their continued connection to these lands and waters, and we pay our respects to Elders past and present.

Our presentation today will cover the key information in Woodside’s 2024 sustainability reporting and disclosures, including our 2024 Climate Update. Please take the time to read the disclaimers and other important information. I remind you that today’s presentation should be taken in conjunction with our full year disclosures, which include more detailed explanation of the assumptions, uncertainties in context that are relevant to the information presented today. All dollar figures are in US dollars, unless otherwise indicated.

Following Meg’s presentation today, we will have time for a question-and-answer session. Now, let’s start with some opening remarks from our Chair, Richard Goyder.

Richard Goyder: Good morning, and thank you for joining our briefing today on Woodside’s sustainability strategy and performance. As we focus on delivering long-term value to Woodside’s stakeholders through the energy transition, conducting our business sustainably has never been more important. With global demand for reliable and affordable energy continuing to increase, we expect Woodside’s next chapter of value creation to be built on the same foundations of operational excellence, financial discipline and world-class project execution that underpin our current success.

But we can only derive full value from these foundations by conducting our business sustainably. This direct link between sustainability performance and shareholder value is one we will highlight throughout today’s briefing. Our strong performance in areas such as climate, safety, cultural heritage and environment is not only important to Woodside’s reputation and social licence to operate. It is also essential for securing new business opportunities, managing operational and financial risks and delivering the strong governance that our stakeholders rightly expect.

This is why climate is on our Sustainability Committee or Board agenda at every scheduled meeting and why other sustainability topics are discussed and reviewed on a regular basis as well. It’s also why the Board under my leadership has continued to strengthen its strategic oversight and governance of Woodside’s sustainability performance by introducing additional skills and experience to our Board through new Director appointments and elevating the link between climate and safety performance and executive remuneration.

The Board also monitors the development of sustainability reporting standards, offering transparent and detailed disclosures that anticipate evolving Australian and international requirements. We understand our investors’ expectations for Woodside to respond effectively to the challenge of climate change, while continuing to create and return shareholder value through the energy transition, however it may unfold. This is a challenge that Woodside readily accepts.

As Meg will outline today, we’re focused on delivering a climate strategy for all our stakeholders. One that balances ambition with discipline and achievability and only sets targets where we have identified a pathway to meet them. We are responding to investor feedback through action, providing additional information in each of the key areas requested and further detail on progress towards our climate targets. You have my undertaking that our Board and management will continue to engage deeply and frequently with investors on this critical strategic topic.

Today is a welcome opportunity for such engagement, as we continue to evolve our approach and strive for further improvement across a range of sustainability areas. Thank you again for joining us, and I’ll now hand over to Meg.

Meg O’Neill: Good morning, everyone, and thank you for joining us, whether you’re here in person or online. We are presenting today from Melbourne, and I would like to begin by acknowledging the Traditional Custodians of this land, the Wurundjeri people of the Kulin Nation and pay my respects to Elders past and present. I appreciate your ongoing interest in Woodside and your valuable feedback as we seek to deliver sustained shareholder value through the energy transition.

Following the release of our 2024 full-year results in February and ahead of our 2025 AGM next month, today is another opportunity to engage with investors and provide an update on Woodside’s strategy and performance. Today’s briefing will focus on sustainability as a key driver of Woodside’s overall business performance and our ability to generate enduring shareholder value.

I am joined today by our Executive Vice President Sustainability, Policy and External Affairs, Tony Cudmore, Vice President Climate and Sustainability, Peter Metcalfe, Vice President Corporate HSE, Emma Doyle, Head of First Nations and Human Rights, Sharon Reynolds and Head of Biodiversity and Science, Luke Smith. We will all be available for Q&A.

As we position Woodside to capitalise on growing global demand for energy, we know our investors want to understand how we combine this growth with strong sustainability performance. In our 2024 Annual Report and website, we included a comprehensive update on Woodside’s sustainability strategy and performance. As Richard mentioned, we’ve taken steps to improve these disclosures to meet our stakeholders’ expectations and evolving standards. We know such transparency is essential to building trust through a complex and dynamic energy transition. Today’s briefing is conducted in this spirit, as we continue our frequent and substantive engagement with investors on these important strategic topics.

First and foremost, Woodside’s approach to sustainability, like all aspects of our business, is framed by our strategy to thrive through the energy transition and deliver value for shareholders. Conducting our business sustainably is one of three pillars underpinning our strategy and a pre-requisite for our ability to deliver the other two strategic pillars - providing energy, and creating and returning value - both today and well into the future. Woodside is delivering on all three strategic pillars.

Against a backdrop of market and geopolitical uncertainty and a complex energy transition, it is more important than ever that investors can rely on us to do what we say across all aspects of our business. As we expand Woodside’s global footprint and seek to become a global LNG powerhouse, we strive to deliver strong performance across a range of safety, environmental, social and governance issues. A sustainable Woodside is one that continues to provide reliable, affordable energy that the world needs now and into the future.

The scale of energy poverty in the world today remains significant, with billions of people denied the modern living standards that we in Australia take for granted. International Energy Agency data shows that in 2022, about 2.3 billion people lacked access to clean cooking fuels and about 685 million remained without access to electricity. As this energy deficit is reduced in the years ahead with economic development and improved standards of living, the amount of additional energy required, particularly in the Asia Pacific region, will be significant.

Even in advanced economies, new sources of intensive energy demand, such as data centres powering artificial intelligence, continue to emerge. So, while the precise pathway of the global energy transition is uncertain, there is one thing we can bank on. Demand for reliable, affordable and increasingly lower-carbon energy will continue to grow.

When considering how Woodside’s portfolio can best meet such demand, we have to take a considered view of current and future energy use and tailor our investment decisions accordingly. In particular, the high LNG weighting of Woodside’s portfolio positions us well to capitalise on this demand, as countries in our region seek energy security while meeting their climate goals.

Global coal consumption, the biggest driver of global emissions, has not yet peaked, especially in Asia and developing markets. This is why Woodside has focused on delivering reliable LNG supplies in Asia, our priority target market. We believe gas will remain a key part of the global decarbonisation story, with coal-to-gas switching a way for countries to maintain a reliable source of energy while reducing greenhouse gas emissions.

Independent analysis continues to highlight the sizeable reductions in lifecycle emissions that can be achieved from substituting LNG for higher-emissions coal. This creates a significant opportunity for large-scale LNG projects like Scarborough and Louisiana LNG to support energy security and decarbonisation in major energy markets. As a globally mobile energy source that can be plugged into existing networks and flexed to meet fluctuating demand, LNG can support renewables development in Asia by providing grid reliability and smoothing out volatility caused by periods of intermittence.

A similar opportunity for domestic gas to support renewables exists within Australia, with National Energy Market data demonstrating a gas–renewables mix can generate power at lower emissions intensity than a coal-dominated mix. As the Australian Energy Market Operator’s CEO said last month, and I quote, flexible gas-powered generation will remain the ultimate backstop in a high renewable power system. Actions that seek to curtail new gas supply for either domestic Australian use or for LNG export, risk significant unintended consequences by increasing the need for coal as a substitute for lower-emissions gas. Such an outcome clearly does not support global climate goals.

As requested by investors, our 2024 Climate Update provides more granular detail of the evidence for ongoing demand for Woodside’s LNG. Our confidence in such demand is based on our projects being cost-competitive, geographically advantaged and assessed for resilience to the energy transition. For example, Scarborough is very cost-competitive and has a lower carbon intensity for delivery of LNG to Japan compared to other global projects. This is reinforced by major Japanese customers taking 25.1% equity in the Scarborough joint venture.

We are seeing Asian buyers continuing to commit to long-term contracts for supply from Woodside’s portfolio over durations that are well beyond Scarborough’s pay-back period. Since early last year, we have signed four new sale and purchase agreements, totalling more than 24 million tonnes of LNG sales, with customers in major Asian markets. The longest of these deals, a 15-year SPA signed last month with China Resources, will see Woodside LNG delivered into Asia until the early 2040s. Indeed, it’s accurate to say we could contract more long-term supply from Scarborough if we wish to. However, we prefer to retain gas hub exposure for a premium LNG resource in what we expect to be an attractive price environment.

Let me now speak about Woodside’s sustainability performance in more detail. Healthy challenge and robust debate is a critical aspect in identifying and managing risks to inform good decision making and enable strong performance. Woodside’s Sustainability Committee continuously challenge me and Senior Management to identify and manage sustainability risks relevant to Woodside’s activities.

The Committee ask tough questions to deepen our understanding of risks, to improve our processes and to adjust our priorities. We identified the most relevant sustainability topics for our business and prioritise the materials ones for further plans, actions and disclosures. We regularly assess our sustainability performance with the Board.

Our Company-wide corporate sustainability plan sets clear objectives and focus areas for us to track our performance across four key areas: climate; health, safety and wellbeing; First Nations cultural heritage and engagement; and environment and biodiversity. When defining our targets and evaluating our performance, we complement Woodside’s own expertise and experience by tapping into global knowledge and best practice through our participation in external organisations.

We also focus on transparent disclosure of our sustainability performance, noting emerging mandatory reporting requirements and voluntary benchmarks. In 2024, we once again rated strongly across key global benchmarks such as S&P Global, MSCI and Sustainalytics.

It’s very clear that investors have strong expectations when it comes to ambition and action on climate change. We recognise the shareholder vote on our 2023 Climate Transition Action Plan at last year’s AGM, and we have reflected deeply on this outcome. In 2024, our Chair, Board and management team held more than 250 meetings with investors on climate-related matters. Our Climate-related Investor Engagement document describes how we conducted these engagements, the themes raised by investors and the actions we are taking.

We value this engagement, we’re listening to this feedback and we are responding through action. We are transparently reporting on our progress and providing more detail in key areas requested by our investors, and I want to assure every investor that we take your concerns seriously and weigh them carefully. There’s no silver bullet to addressing the challenge of global climate change, but we are determined to play a constructive role.

There are two points I would like to highlight about our approach. First, we believe our strategy remains resilient to an uncertain energy transition and a volatile international environment, supporting ongoing shareholder value. Second, our focus is on delivery. As Richard highlighted, our approach balances ambition with discipline and achievability. We only set targets where we have identified a pathway to meet them. As a result, Woodside’s climate targets have stood the test of time, and we have not had to walk back from our commitments.

As outlined in our 2024 Climate Update, we are making good progress toward the targets we have set. As we grow and diversify Woodside’s value-accretive global portfolio, we are delivering on our emissions reduction targets. We are on track to meet our 2025 and 2030 targets for net equity Scope 1 and 2 emissions – sorry, for net equity Scope 1 and 2 emissions reduction, and we are now 14% below our starting base as of the end of 2024. We’re doing this through a combination of designing out and operating out emissions at our facilities and the use of carbon offsets.

We judge ourselves not only on progress towards future performance but also on current performance. As these charts show, Woodside outperforms industry benchmarks in both gross equity Scope 1 and 2 emissions intensity and Scope 1, 2 and 3 lifecycle emissions intensity. This is a testament to Woodside’s resource quality, our gas-weighted portfolio, operational excellence and our team’s execution of asset decarbonisation plans.

Even with the impact of Sangomar startup in 2024, we are well below industry benchmarks. Indeed, our current level of carbon intensity is comparable to goals and targets announced by some industry peers for 2030. We are also showing global leadership, as a member of the flagship United Nations Environment Program Methane Initiative OGMP 2.0, with our methane emissions performance ahead of industry benchmarks and targets.

Building on this current performance, we remain focused on opportunities to progressively reduce Woodside’s net equity Scope 1 and 2 emissions in the coming years. Responding to requests from some of our large shareholders, Woodside’s 2024 Climate Update provides further detail on our evaluation of large-scale abatement beyond 2030 towards our aspiration of net zero by 2050. As we have disclosed, a range of emissions reduction opportunities have solutions identified in the $80 per tonne range, and those are being progressed.

Other emissions can potentially be abated through identifying technologies, including things like carbon capture and storage, albeit requiring further engineering and with an estimated cost range of US$200 to US$500 per tonne of CO2 equivalent. The remaining emissions are not feasible to be eliminated, and therefore, carbon credits are the only viable option. This demonstrates the good work already underway across Woodside to decarbonise our assets. We also continue to progress CCS opportunities and to manage carbon credit integrity.

As we consider emissions reduction targets for 2035 and beyond, we will continue to be guided by science, we will continue to align ourselves with national and international objectives, and we will only set targets where we have identified a pathway to achieve them.

While continuing our strategic investments in new oil and gas projects, we are responsibly diversifying our portfolio to optimise Woodside’s capacity to create shareholder value through an uncertain energy transition. This approach is also consistent with our Scope 3 investment and abatement targets. With our recent acquisition of Beaumont New Ammonia, we are well positioned. To date, we have invested US$2.5 billion in new energy opportunities, and Phase 1 of Beaumont has the potential to abate up to 1.6 million tonnes of CO2 equivalent per annum of customer emissions when the associated CCS facility is online.

We are responsible stewards of our shareholders’ capital, only investing in products and services that are in line with our Capital Allocation Framework. Beaumont New Ammonia is now a priority within Woodside’s new energy portfolio. The project is targeting startup later this year and targeting production of lower-carbon ammonia from late 2026. As the following video highlights, Beaumont is a competitively advantaged project, offering strong commercial and strategic rationale while representing a step-change in progress towards Woodside’s Scope 3 targets. Let’s watch the video.

Daniel Kalms: The Beaumont New Ammonia project is a value-driven investment for Woodside, set to provide the lower-carbon products that are needed in a decarbonising world. The business case for the project exceeds Woodside’s capital allocation target of 10% internal rate of return and payback of less than 10 years. Phase 1 of the project, which has a design capacity of 1.1 million tonnes per annum, is under construction, with first ammonia production derived from natural gas targeted for the second half of 2025, and lower-carbon ammonia production is targeted for the second half of 2026, when the carbon capture and sequestration component comes online.

The second phase of the project remains pre-final investment decision and has potential for an additional 1.1 million tonnes per annum capacity. So far, we’re making great progress in the first phase of the project, with construction more than 83% complete. We acquired this project late last year from OCI, and they’re continuing to manage construction through to first phase project completion, including commissioning and startup. OCI has extensive experience in design, construction and operations of ammonia facilities, with eight ammonia plants built globally, including two others with an identical design to the project.

With this investment, Woodside has an early mover advantage in the growing lower-carbon ammonia market. According to Wood Mackenzie, global ammonia demand is forecast to double by 2050, with lower-carbon ammonia expected to comprise nearly two-thirds of the total demand.

Marketing is a key focus for us. During the initial phase of ammonia production, prior to CCS becoming operational, we anticipate the ammonia to be marketed under short-term agreements. For lower-carbon ammonia offtake, we’ll target a mix of contracts to optimise value for Woodside. We’re also excited to be part of this project because it’s on track to be the world’s first ammonia plant paired with autothermal reforming for 95% carbon dioxide capture.

Beaumont New Ammonia represents a step change contribution to Woodside’s Scope 3 investment and abatement targets, so we’re looking forward to providing the lower-carbon ammonia needed in a growing global market. The project capitalises on our position in the United States, providing a geographic diversification and adding scale to our global portfolio. Beaumont New Ammonia is a value-driven investment, contributing to building a strong and cash generative business that delivers enduring value to our shareholders.

Meg O’Neill: Turning to health, safety and wellbeing. The top priority for me, as Woodside’s CEO, is that all of our people are safe at work and go home in the same condition in which they arrived. That includes having a respectful workplace in which discrimination, bullying and harassment are not tolerated. Reliable, incident-free operational performance goes hand in hand with our overall business performance and is critical for delivering sustained shareholder value.

Our strategic safety framework focuses our efforts on protecting what matters most, our people. We have a comprehensive approach to improving safety through four key lenses: Systems, Habits, Innovation and Practices. To provide some more detail in a couple of these areas. Our focus on systems ensures a common set of policies, mandatory requirements, a hierarchy of controls and safety expectations across our expanding global footprint. Our focus on innovation relates to the use of data and analytics to understand leading and lagging indicators.

We also monitor technological advancements to put additional barriers between our people and hazards. A great example of this was the recent installation of the HaloGuard safety system technology on a drilling rig contracted to Woodside. The HaloGuard system combines a wearable alarm, real time location transmitter and machine vision system to track the position of personnel and equipment on the drill rig floor. If a person with a wearable device comes within a certain distance of moving equipment, they are notified by an alarm and if necessary, the system will stop the equipment moving until the person has returned to a safer location.

Our growing global business saw a large increase in the volume of hours worked in 2024. Now, it’s positive that during this period of increased exposure we did not record any permanent injuries or Tier 1 process safety events. However, we continue to experience a number of recordable injuries and illnesses across our operations and the fatality of a contractor employee at the Beaumont New Ammonia site is a tragic reminder that there is more work to do.

We are continually striving to do better. We are taking action to strengthen our safety culture through our Field Leadership Program, which saw more than 1,200 employees and contractors trained during 2024. This program is fostering a culture of openness, learning and continuous improvement across Woodside, increasing our confidence that risks are understood and controls are operating as intended.

The outstanding safety record achieved at our Sangomar Project and during delivery of the Pluto Train 2 modules shows what we are capable of and sets the required standard for Woodside going forward. The following video highlights the strong safety outcomes during delivery of Sangomar, leveraging the focus on culture and innovation I’ve just outlined.

Paul Sullivan: Strong safety performance is critical to Woodside’s success and delivery of our world-class projects. That’s why safety was front and centre during the development of our Sangomar Project. Woodside marked the safe delivery of Senegal’s first offshore oil project in June 2024. It’s since delivered excellent production results, reaching nameplate capacity within weeks of startup.

As pleased as we are with Sangomar’s early performance, we’re even prouder of the outstanding safety record we’ve achieved. Across three countries for more than four years, we’ve recorded 30 million exposure hours on Sangomar construction without serious injury. This was the result of our strategic partnerships and effective collaboration. Woodside demonstrated innovative ways to reduce hazards, mitigate risks and build a strong safety culture.

This included investing in research to develop a COVID-19 isolation model which not only protected our people but also safeguarded our operations schedule across multiple locations. We also leveraged technology with wearable cameras used across different locations during the construction phase. This allowed us to remotely monitor the management of safety on location, the module yard, the shipyard and the subsea structure yard, and we ensured Woodside leaders created a culture among their teams in which everyone was encouraged to speak up, raise concerns and share learnings.

Nancy Diakhate: On the ground, in Senegal, safety has remained our priority throughout the delivery of Sangomar. We have worked very closely with the Senegalese Government, our Senegalese Joint Venture partner Petrosen, local contractors and community to build a strong safety culture.

An example during project phase is the dedicated area we have developed in the Dakar Port to support Woodside activities, including 10 project vessels. This created a controlled environment where we could safely manage the high-risk activities taking place. We are all very proud of the success of Sangomar and its remarkable safety record which sets a great standard in a new industry for this country.

Paul Sullivan: Sangomar demonstrates that no matter where we are in the world, Woodside applies the same safety standards and expectations. This is critical to our goal of world-class project delivery and keeping our people safe as we build Woodside’s global business.

Meg O’Neill: As a company with 40 years of operations on the Burrup Peninsula, or Murujuga, near culturally and spiritually significant heritage sites, meaningful engagement with First Nations communities is fundamental for Woodside. By engaging Traditional Owners and Custodians to help us understand, manage and protect cultural values, we believe that First Nations cultural heritage and industry can successfully coexist. We have an established track record of partnering with First Nations communities to create positive outcomes for both our business and the communities where we operate.

Our approach is built around four themes: consultation and engagement; cultural heritage management; partnering for positive social and economic outcomes; and reconciliation. To help illustrate a couple of these areas, our focus on meaningful and effective consultation helps Woodside avoid or minimise the potential impact of our operations on cultural heritage. This not only builds trust and informed awareness within First Nations communities about Woodside’s approach and activities, it also supports timely approvals and reduces the risk of disruption to business activities, including through regulatory intervention.

Our focus on positive social and economic outcomes recognises that First Nations Peoples make up a significant proportion of the population who live near our facilities. This creates the potential for local First Nations community members to contribute to our business as employees, contractors, or suppliers. Economic participation is a pillar of Woodside’s Reconciliation Action Plan and we strive to deliver benefits through our direct activities and through our contractors.

For example, more than A$100 million has been committed to First Nations businesses across Australia through the Scarborough Energy Project. Woodside’s recent performance demonstrates our commitment to continuous improvement in this area, providing a strong foundation for partnerships with First Nations communities as we grow our global business. Late last year, we awarded Woodside’s largest ever Traditional Owner construction contract to Winyama Contracting Group for civil works on the Pluto Train 1 modifications project.

We continue to consult with First Nations stakeholders to support major project approvals, managing effectively the change to regulatory landscape following recent Australian court decisions. Our Scarborough approvals are underpinned by effective consultations with 18 First Nations stakeholder groups since 2021. Woodside is committed to cultural heritage activities beyond our minimum legal requirements. We work together with the Ngarda Ngarli Traditional Custodians to conduct independent inspections of rock art and other cultural sites annually within our lease areas in Murujuga.

We also support additional cultural heritage initiatives and research. These include the Desert to the Sea Australian Research Council projects and the Murujuga Rock Art Monitoring Program. We maintain our strong support for the Murujuga World Heritage Listing nomination for its unique and precious cultural and natural landscape. The following video outlines our approach to cultural heritage management on Murujuga, highlighting how this has evolved over time.

Sharon Reynolds: Murujuga, also known as the Burrup Peninsula, is a place of great cultural heritage significance. Woodside has operated on Murujuga for 40 years, first at the North West Shelf Project and then at Pluto.

Daniel Thomas: The most talked about feature of Murujuga is its rock art. So we know that rock art dates back at least 40,000 years. There are depictions of people, of animals. As a result of that, Murujuga is now undergoing World Heritage Nomination and if successful, it will be on a list that puts it on par with the Great Barrier Reef and Uluru. That’s the significance of Murujuga.

Sharon Reynolds: When the North West Shelf Project was built, the West Australian Government managed the heritage assessment and site clearances on behalf of the project and the approach it took was to record the rock art that was found. Anything that could be moved without physically destroying it was then taken to another part of Murujuga. The Traditional Custodians were largely excluded from this process and that’s an approach that doesn’t meet today’s standards or community’s expectations.

Daniel Thomas: What changed when we did Pluto was through consultation, we understood that it was not just important to preserve the rocks, it was important that we preserve the context. If a rock was associated with turtles where they came onto the beach, it needed to remain near that beach.

Some rock art had to face a certain direction, it needed to be in an area that was restricted to men or restricted to women and this required significant alterations. For example, at Pluto, the jetty. In order to avoid a nearby site, it actually had to bend slightly onshore. With Pluto, by preserving as much as possible in situ, the community was still able to benefit from their cultural heritage.

Sharon Reynolds: To build respect for culture and heritage, we require our Australian based team to maintain their cultural awareness and complete a new cultural learning activity every year. Because of initiatives like this, Woodside today has a much better appreciation of cultural heritage and its importance to First Nations communities.

This has underpinned the extensive engagement with Traditional Custodians in support of our Scarborough Energy Project, including an Australian first study of underwater cultural heritage in the area. During our 40 years of operation on Murujuga, we’ve learnt a lot about safely managing cultural heritage and we’ve shown it’s absolutely possible for industry and heritage to coexist.

Meg O’Neill: Given the growing global footprint of our business and growing pressure on our natural environment, Woodside’s environmental performance and ability to manage our impacts is critical to the future success of our business.

We take a systematic and risk-based approach to environmental management, underpinned by credible science. We focus on minimising or avoiding impact and risks in a number of key identified areas, such as emissions and air quality, discharge and waste management, water management and biodiversity and protected areas. As is common for our industry, hydrocarbon spill preparedness and response is a key focus area for Woodside and our approach is based on international best practice.

A key part of our work is strong external partnerships with government-funded research organisations to collect and analyse scientific knowledge about the environment. In particular, we are a long-standing industry leader in partnering with research institutions to understand the ocean environment offshore Western Australia where the majority of our projects are located.

In this spirit of knowledge sharing and best practice, Woodside reports transparently on our incidents. In 2024, we reported six minor releases of hydrocarbons and hazardous non-hydrocarbon substances greater than one barrel in volume, with none reaching a threshold of moderate impact to the natural environment. We recorded no penalties for non-compliance with environmental laws or regulations and there was no net deforestation across our global business.

Indeed, under Woodside’s environment and biodiversity policy, we have evolved beyond a managing impacts approach to supporting measurable positive biodiversity outcomes in the regions where we operate.

In Western Australia, collaborating with key stakeholders, we are implementing additional management measures on and around our carbon origination projects to support restoration of natural habitats. Globally, we are building local capability to provide for strong environmental management. For example, we supported the establishment of a new waste facility in Senegal, including a high-temperature incinerator and a water treatment plant to improve waste management performance at our Sangomar Project.

Of course we continue to invest in science to underpin our activities. The next video highlights the industry-leading work we are undertaking in the area of whale research and management of underwater noise.

Luke Smith: Each year some of the world’s largest creatures migrate through Woodside’s operational areas in Australia’s northwest. As we plan and undertake our offshore activities, we seek to avoid or minimise our impacts and that’s why, together with our joint venture partners, we’ve invested over $30 million in whale research to deepen our understanding of these magnificent creatures and the habitat in which they live. Our investment is not only helping to advance the field of study, the work we do in collaboration with leading research agencies helps Woodside to avoid and minimise the impact of our offshore activities.

There are numerous examples over the last decade where we advanced our scientific understanding and improved our management strategies. For example, to mitigate the impact of underwater noise emissions and lessen any adverse effects on whales, we first need to know if they are there. Detection is key. Traditionally we have undertaken aerial or boat-based surveys using marine mammal observers to understand where and when whales are present. In recent years we’ve added to these controls by deploying underwater noise recorders that can record whales as they communicate, forage and sing. We use this data to inform decisions on when to minimise and if necessary, stop our noise-generating activities.

Building on this success, we continue to explore new technologies to better understand these species. Last year, in partnership with Curtin University, we conducted a successful trial to use our existing offshore fibreoptic cable to record vocalising or singing whales migrating through the area. As whale species continue to recover and the number of whales migrating through the northwest increases, we continue developing new technologies and new approaches. This will improve the management of whale interactions, further reduce our potential impacts and support any future project approvals.

We believe that we can successfully coexist in the marine environment and at the same time, make a valuable contribution to the study of these complex and remarkable mammals.

Meg O’Neill: I would like to finish by highlighting our significant economic and social contributions which we regard as a core part of our sustainability performance. The data continues to demonstrate that when Woodside performs well, the economies and communities where we operate benefit significantly.

With our business in a growth phase, we’re injecting billions of dollars into local economies through the purchase of goods and services, $7.9 billion globally in 2024, with $5.1 billion of this spent right here in Australia. Our Scarborough Energy Project alone has spent more than A$3.6 billion with Western Australian companies since 2021. We create local jobs. For example, our Sangomar Project generated more than 4,400 jobs for Senegalese people during the construction phase.

Our strong financial performance also translates into billions of dollars of revenue for governments. On the most recent annual government figures, Woodside was among the top five taxpayers in Australia and we’ve paid more than A$22 billion in taxes, royalties and levies to Australian governments since 2011. We also make significant social investments in the communities where we operate. Along with our joint venture partners, we’ve invested hundreds of millions of dollars into social and community infrastructure in Western Australia, including a further $115 million [Clarification: Australian dollars] in community investments since 2022.

Now we’ve covered a lot of information today and I appreciate your interest in these material sustainability topics for Woodside. To conclude, Woodside continues to demonstrate disciplined execution of our strategic goals including in sustainability performance. We are delivering on our climate targets and focusing on our sustainability performance and we will continue to do so because this underpins our ability to deliver sustained value through a complex and uncertain energy transition.

Our performance is supported by strong governance and accountability at the Board and senior management levels of Woodside and we will continue engaging with our investors as we focus on executing our growth strategy, progressing new opportunities for long-term value and delivering strong and consistent returns. With strong sustainability performance as a foundation, we are well placed to meet growing global demand through the energy transition and to continue building a resilient, cash-generative business that delivers enduring value for our shareholders.

We will now open it up to questions and answers and I will hand over to Marcela to run the Q&A session. Thank you.

Marcela Louzada: Thank you Meg. Thank you, so for those in the room, just please raise your hand if you have any questions. I’ll be also taking questions online and going through them, alternating in the room and online. I will try to cover as many questions as possible today in the time we have. If there are any outstanding questions, the Woodside team will follow up afterwards, okay?

Meg, I suggest we start with one of the questions we’ve got online, which is a question we’ve been getting a lot in recent investor engagements and that’s associated with the fatality at the Beaumont New Ammonia construction plant. Why was that not included in the scorecard for 2024 outcomes? Can you comment on it?

Meg O’Neill: Sure, happy to. When we announced the acquisition of the Beaumont New Ammonia project, we also announced that OCI was retaining control of the site and continuing to manage construction of the project under a construction management agreement. Construction of the facility will be completed by OCI and that goes all the way through the commissioning and performance testing, at which point in time they then hand over accountability of the site to Woodside.

Now, as everybody is aware, a few days after the transaction completed, there was a tragic fatality of a worker at the Beaumont New Ammonia site. But consistent with international standards for how responsibility for safety at worksites is managed, with OCI retaining control of the site and delivering that through the construction management agreement, the safety incidents and performance is OCI’s responsibility.

Perhaps as a bit of an analogue, we’re building the Scarborough Floating Production Unit at a couple of construction yards in China and again, we don’t have control over those sites. Responsibility for safety of workers at that site belongs to the contractors that control those facilities. This is consistent with the standards that are followed by the International Association of Oil and Gas Producers.

Marcela Louzada: Thank you, Meg. Any questions in the room? Tom?

Tom Allen (UBS, Analyst): Thanks very much. Good morning, Meg. Tom Allen here from UBS. Just a couple of questions, Meg, about your Beaumont ammonia project. Green premiums for commodities have seen a little bit of a setback over the last three or four months, do you see any change in your ability to access a green premium for your Beaumont ammonia project and how might project economics change if you weren’t able to access that green premium going forth?

Meg O’Neill: Yes, thanks for the question, Tom and obviously that was a key focus when we announced the acquisition, was what’s the market and what’s the strength of the market. We continue to be very engaged with prospective customers all around the world, particularly in Asia and Europe for the lower-carbon ammonia product that we expect to start producing in 2026.

Whilst there has been a slowdown in some of the contract for difference processes in places like Japan and Korea, for example, we do continue to have quite active discussions with potential customers in those locations. We have active discussions with customers in Europe and as we indicated when we announced the transaction, one of the things that gives us confidence around the price that we expect to obtain for the ammonia from Beaumont, is the European Carbon Border Adjustment Mechanism.

Europe has burdened its own industry for 20 years with an emissions tax, so all of the European manufacturers of ammonia have been paying an emissions tax for 20 years. The Carbon Border Adjustment Mechanism is a tool to level the playing field for those European manufacturers who are carrying a heavier cost than their international competitors.

When we look at even recent changes to the CBAM, the recent changes have provided exemptions for small businesses, but again for large emitters and large facilities that are producing commodities like ammonia, CBAM is still intact, the European Emission Trading Scheme is still intact. We do have great confidence that we will be able to attract the sort of price levels that underpins the investment.

But it’s also worth noting, Tom, as we communicated and we refined in our communications at full year, we expect this asset to be cash generative, starting this year and when we look at the ongoing operating costs and you compare that to today’s ammonia prices, we do expect this asset will continue to meet our Capital Allocation Framework.

Tom Allen (UBS, Analyst): Okay, great, thanks Meg. Just a follow up, just to confirm your appetite for further investment in ammonia-type projects, so the construction – I understand the project is ready to export grey ammonia from the middle of this year, has the broader capital burden on the business impacted your appetite to continue to meet your $5 billion in new energy investment by 2030?

Meg O’Neill: Yes, thanks Tom. As I communicated with the Beaumont New Ammonia acquisition as of end of ’24, we’ve now invested $2.5 billion in lower-carbon products and services, so our new energy strategy. We’re very much focused on ensuring that we get the ammonia that we are going to produce, the first 1.1 million tonnes per annum marketed and get appropriate contracts in place for the long-term value generation from this opportunity.

As such, we’ve slowed down some of the other opportunities we were pursuing. Again, I think it’s essential for us to demonstrate to our shareholders that we are able to demonstrate value from the investment that we’re making. We have the opportunity with the Beaumont New Ammonia site to build a second LNG – sorry, a second ammonia line, so that would produce another 1.1 million tonnes, so we have that ability to expand within our toolkit today and the focus very much is on demonstrating profitability from Beaumont New Ammonia.

Marcela Louzada: Thanks Meg. Still on Beaumont New Ammonia, we have a couple more questions coming online. I will try to combine them. From Rob Koh from Morgan Stanley and Harry Meyer from Goldman Sachs, both are asking around the CCS plans with ExxonMobil, what is the timeline and update and what is the contingency in case that is either delayed or somehow impacted?

Meg O’Neill: Sure, so those of you who have been following the Beaumont New Ammonia story would understand that what we’ve acquired is the ammonia synthesis loop, so the part of the plant, the ammonia production facility that makes ammonia from feedstock of hydrogen and nitrogen. We have a contract with Linde to build a facility that will provide that nitrogen and hydrogen. Linde also has the responsibility to capture the CO2 that is generated in the production of hydrogen and as we noted in the video, it’ll capture 95% of the CO2 that’s generated in that process. Linde then has a contract with ExxonMobil for the CCS and the sequestration and ExxonMobil has responsibility for getting all of the necessary permits to sequester the CO2.

When we look at the three parties, as I said, we expect to start producing ammonia at the site without CCS later this year and we do expect the Linde facility and the ExxonMobil facility to be online in the second half of 2026. Everything we’re getting from ExxonMobil suggests that they are on track to meet that schedule.

Marcela Louzada: Thank you, Meg. Any questions in the room? [Akash]?

Akaash Sachdeva (HESTA): Thanks Meg. In terms of the coal-to-gas switching story in Asia, do you have any comfort or any insights from counterparties or from the market to show that gas going into Asia is replacing coal? Or to what extent is it additional energy and additional emissions, given some of the energy deficits in those markets? A further follow up to that, around energy security, are you seeing those Asian markets moving more towards a preference for domestic supply chains for security reasons and how does that impact the overall view of the strategy? Thank you.

Meg O’Neill: Yes, well first off, trying to definitively prove that our cargo of LNG displaced coal that would have otherwise been burned is a very difficult strategy to prove. What I can point out though is what’s happening in Australia and in Australia we’ve had, particularly in states like Victoria and New South Wales, there’s been multi-year opposition to development of gas resources. The outcome has been extending the life of coal-fired power stations. So whilst I can’t prove it in Asia, I can prove it in Australia where we’re continuing to keep coal-fired infrastructure online longer because we have missed the mark with supporting continued investment in natural gas.

Now in Asia, one of the things we see is there are nations that are blessed with natural resources and there are nations that are not and some of our key customer markets, places like Japan and Korea, unfortunately have very few natural resources that can be brought into the energy mix. It’s not very conducive for solar given their northern latitudes, it’s not very conducive for wind, the land mass is very limited, population density is very high.

Those nations are very strategic about their energy procurement and they’re looking make sure they diversify the type of energy as well as the source of energy. You would have seen recent comments from representatives of both Japanese Government and Korean Government reinforcing the importance of Australian LNG to help those nations meet their energy demand needs.

Now if you contrast it with China, we would see that in China there’s quite a bit of renewable development. There’s also a tremendous amount of coal development as China thinks about diversifying their energy mix and making sure that they strike a balance that works for their nation when it comes to energy security as well as air quality and emissions.

Marcela Louzada: Thank Meg. Any other questions in the room? Great, let me get one online then. One on our climate emissions targets, Meg, from Fiona Manning from ACSI. What impact will Louisiana LNG have on climate strategy? Any changes to targets of this line?

Meg O’Neill: Short answer is no impact. When we announced our emissions reduction targets, which would have been in, I guess, 2021-ish [Clarification: November 2020], we announced that when we completed the BHP Petroleum merger, we would reset our baseline, but that decisions made subsequent to that we would, by and large, not have the intention of reducing baseline. The target of reducing net equity Scope 1 and 2 emissions by 30% by 2030 relative to the initial starting point, that commitment still holds. Our aspiration of net zero 2050 still holds.

I think it’s worth noting that one of the things that really appealed to us about Louisiana LNG was all of the work that Tellurian had done on emissions intensity. You’ll recall and I think there was a slide in the Tellurian announcement that showed the emissions intensity of Louisiana LNG when compared to our existing facilities here in Australia and it is markedly lower emissions per tonne of LNG produced than our existing facility.

So it will have the positive effect of bringing down our average emissions intensity. As the slide we presented today showed, we’re still well below industry benchmarks. So the investment we’re making in Louisiana continues to improve the portfolio quality which is already quite a high standard. But no change to our emissions targets.

Marcela Louzada: Thank you, Meg. We have a question online here from Max Hamra from CareSuper. The question is on H2OK. Can we please have an update on customer demand for H2OK? What advocacy including with industry associations have you conducted to support green or blue hydrogen and ammonia since the last update?

Meg O’Neill: Yes, as I said about in the questions around Beaumont New Ammonia, our focus very much is on monetising Beaumont New Ammonia and securing attractive offtake contracts, both in the short term, when we start up the plant later this year, as well as in the longer term when we start up the low carbon ammonia production.

As such, we continue to have discussions with potential customers around H2OK. But to be really frank with the audience, those are going slowly. It’s one of the things that we’ve seen. It’s been more challenging than we’d anticipated and finding homes and finding customers who are willing to sign binding offtake agreements for low carbon hydrogen in the US.

So we continue to review where H2OK fits into our strategy. But again, to demonstrate to our shareholders that Beaumont New Ammonia is delivering value, we’re very focused on the marketing effort associated with that plan.

Marcela Louzada: Thanks, Meg. Any more questions in the room. We have two here. To Hugh first. Yes.

Hugh Morgan (Yarra Capital): Thank you. Hugh Morgan from Yarra Capital. Meg, I had a question around carbon capture and storage opportunities from the portfolio. If I look at slide 13, it looks as though it’s a relatively thin wedge that’s economic today. But I would presume that there’s some much bigger opportunities across the west and maybe Bass Strait too.

Could you perhaps talk to how you’re thinking about that technology and from a technology perspective, what needs to be unlocked to increase the size of that potential?

Meg O’Neill: Yes, great question. Look, let me first and foremost say for everyone here that carbon capture and sequestration works. I know there is debate around the effectiveness of the technology that’s been used for probably 50-plus years in the United States. It’s been used offshore in Norway for 20-plus years.

So it is a technology that is going to be an incredibly important part of the world’s approach to tackling climate change. We’ve got to be able to permanently sequester CO2 if we’re going to reduce the CO2 in the atmosphere.

So it’s an incredibly important tool in the toolkit. The opportunities we’ve been looking at are in a couple of areas. For Browse, we’ve, as communicated to the market, recognised that we need to have CCS from day one to manage the CO2 that comes out of the reservoirs when we produce the field.

Appropriate environmental referrals have been submitted for that aspect of the project. We have work underway looking at both Angel, which is a depleted gas field in the northwest, as well as Bass Strait which has a number of depleted reservoirs right here, offshore Victoria.

We’ve been doing some exploration drilling up in the Bonaparte, looking at the use of large-scale saline aquifers as a source of CO2 sequestration. So we’re doing what I would describe as early stage technical and commercial work.

The challenge with CCS is probably twofold. One is scale. So to ensure that the cost per tonne sequestered is competitive, you have to sequester a lot of tonnes. So making sure we’re able to aggregate a number of different emission streams to drive that cost down is an important part of the work that our commercial teams are working on.

Then the second challenge that we’re all facing is who pays for it and what is the appetite to fund this? Within Australia, we’ve got the safeguard mechanism. That’s ratcheting up as time goes by and that will provide an incentive. But again, I perhaps also note that stability of policy is important to help investors make decisions around should they be investing in a CCS opportunity or contracting CCS? If there’s a question mark around what will the safeguard mechanism look like over time?

So there’s a bit of uncertainty as well in the regulatory space. That again, feeds into the cost calculation. So we’re advancing the technical work. As you would have seen on the slide that showed our work on large-scale abatements, CCS is part of that large scale abatement that we’re looking at, particularly at the Pluto site.

But as I said in the speech, the current decarbonisation cost for those technologies is US$200 to US$500 per tonne. So we need to get those costs down before that becomes a sensible decision for our shareholders.

Marcela Louzada: Thanks, Meg. I think we have another question in the room there.

Jessica Cairns (Alphinity): Thank you. Thanks very much. I was hoping just to change topics if that’s okay. Yes, just interested to understand a little bit better incidents of psychosocial safety, like bullying and harassment and I think how Woodside is thinking about the main hazards, what the management strategy is looking forward and what the level of complaints or recorded incidents are like today?

Meg O’Neill: Let me invite Emma Doyle who is our Vice President for Corporate HSE to speak to that topic. Why don’t you come on stage, Emma, so the cameras can get you?

Emma Doyle: Thank you. That’s a really good question. I think the – it’s a focus for lots of companies at the moment and even the regulators are starting to work through their guidelines and understand how things will actually work in a pragmatic way.

So we have a wellbeing framework and a really important part of that is protect from harm. That’s the piece that we’re working really strongly on now. So we use the Safe Work Australia work conditions. So how much job control you have, how much – what’s the environment that you work in? Then there’s the behavioural ones. So the discrimination, bullying and harassment. Then there’s some other ones around do I feel fulfilled in my job?

So we have a plan to do a risk assessment. We’ll look at how effective our controls are and then put an action plan in place. That’s…

Meg O’Neill: Maybe talk about the respectful work that’s been done. The work on the respectful work.

Emma Doyle: Yes, true and it’s actually been – it hasn’t snuck up. It’s been happening over – since 2015. So in 2015 was the first – WA had a parliamentary inquiry into the health of the FIFO workforce. Then there was another parliamentary inquiry in 2022 I think and that was into sexual harassment. That was following the respect at work, Australian Human Rights Commission. So we’ve been involved in all of that. We’ve taken that six segment framework and we’ve been working through the leadership piece, the culture piece.

The risk assessment piece is getting a lot of our attention now. We’ve spent the last couple of years working on our response piece as well. But mostly, we want to get into the prevention space so that we’re not having to respond.

Marcela Louzada: Thank you, Emma. Any more questions in the room? Okay, so I’ll go back online. We have another question. There was a second question from Rob Koh. So Rob, I didn’t forget you. I was just waiting to go back to it. Meg, can you please outline what Woodside does to educate its people about climate change and combat misinformation around that topic?

Meg O’Neill: Yes, it’s a great question. It’s something we’ve been working very intensively on for the past few years. Let me invite Tony Cudmore who is our EVP Sustainability, Policy and External Affairs. So a lot of the employee communication falls in Tony’s shop. I’ll invite Tony to make some comments.

Tony Cudmore: Thanks, Meg and thanks, Rob. Look, I think an issue like climate change and the energy transition, facts, data and science are absolutely fundamental. So we place a high priority internally in the Company in ensuring that we are taking that exact approach with our workforce.

One thing I’d like to highlight is we have at Woodside a great tradition of employee initiative groups, interest groups. Where employees themselves help support really important conversations across a range of issues inside the Company. Also then ultimately to share with community as well.

One of those is called the Woodside Climate Action Network. WECAN. Woodside Energy Climate Action Network. That group is an employee-led Company sponsored activity that is aligned generally each year with the COPs, the international Council of the Parties conferences, to ensure that we’re raising literacy inside the Company and also bringing it to air externally.

Another thing I’d note is that we place a high premium too on that factual empirical information externally. So we have a section of our website devoted to facts and information on climate and many other issues. You can go to it, it’s the Woodside fact checker. As well as ensuring that all of our communications are designed to be clear, high integrity, high quality, factually based. So we try and take that approach inside and outside the Company to ensure that this issue and every other issue we deal with is dealt with at that level.

Marcela Louzada: Thank you, Tony. Any more questions in the room? One at the back there.

Erin Kuo-Sutherland (Yarra Capital): Thanks, Erin Kuo-Sutherland at Yarra Capital. I was just interested, I know the focus has largely been on transition risk which is entirely appropriate. But thinking about physical risk, particularly with the research showing we’re heading over two degrees, and wondering how you’re thinking about not just infrastructure risk, but beyond that, the intersection with other things like water stress and how Woodside is working through that?

Meg O’Neill: Sure. So let me talk to physical risk and then I’ll ask Luke Smith, who is our Head of Environment and Biodiversity to come and talk about water and how we think about water. But from a physical risk perspective, we operate in jurisdictions that have always had exposure to severe weather.

So offshore, the northwest of Australia, we’re cyclone exposed. In the US and Mexican gulfs, we’re hurricane exposed. So we do tremendous work before we start any project to do appropriate technical engineering and design work to ensure that our physical assets are robust to those severe weather events.

That’s been part of our design strategy since the 1970s. As new data comes in, as we learn more and we do quite a bit of data collection ourselves to understand what are we seeing? What do the wave heights look like? What do the winds look like? To make sure we’re constantly updating our standards, regularly checking that our facilities meet those standards and are appropriate to continue operating in those conditions if sea state or wind state conditions were to change.

So from a physical risk perspective, I’m very confident that Woodside has managed those risks appropriately. But let me invite Luke up to talk a bit about water and how we think about water.

Luke Smith: Good morning, everyone. Yes, water is an interesting one for us. So our traditional business has not been that water intensive. I think as we transition as a Company and look at things like new energy, we are really starting to look at where are the stress points within our business.

When we are actually even looking at DD within new opportunities, what’s the water issue around there? How much water would a project is and what’s the scarcity? I think one of the things, as we are being challenged by resource use and other users of those resources, how do we make sure that we’re not going to come in conflict with other users and particularly things around water.

So our focus is very much on what are we doing now? Even in our office around water. But what are we going to do in these new opportunities and how do we manage that conflict? It’s a little bit around where’s the water coming from? Who else uses it? How can we minimise our own use? The other one just on that is also waste. As we go into decommissioning, we’re looking at how can we recycle our waste? So two really key areas for Woodside moving forward is that real water and waste management.

Marcela Louzada: Thank you.

Meg O’Neill: Thanks, Luke. Look, it’s perhaps worth giving a tangible example. So for the H2OK project, we entered a contract with the City of Ardmore to use grey water. So we’re not competing with households or hospitals or the community. We’re taking water that’s gone through the water treatment facility and using that to make the hydrogen.

Again, that’s the lens as Luke described that we’re applying to all of the new energy opportunities that we’re looking at. Hydrogen is incredibly water intensive and so where you site a hydrogen facility, this is one of the top considerations that we look at.

Marcela Louzada: Thank you. Thanks Luke. Thanks Meg. Perhaps I go back online. There is one question on executive remuneration from Greg Liddell (Betashares). So Woodside’s executive remuneration structure incentivises production growth. How does this conflict or not with prudent assessment of stranded asset risk? How is that thought through in the Board balancing physical risk and TSR executive compensation?

Meg O’Neill: Sure. Well, let me speak to the stranded asset question first. So as those of you who are close students of Woodside would know, we’ve for multiple years now been doing stress testing and financial analysis to understand how robust is Woodside as a business in a scenario where the energy transition is accelerated and prices for commodities like oil and gas potentially come under pressure.

You would see from those graphs that we have published to the markets that we do remain resilient, even in those scenarios where oil and gas prices drop dramatically. It’s also worth noting that when we think about the energy transition, we know there’s not one pathway that the world is going to follow. So we do a lot of review of the scenarios that are produced by bodies like the IPCC as well as independent third party research houses, as well as companies in our sector like BP and Shell that publish those global energy outlooks.

So all of that research informs how we think about energy transition and the possible pathways it might progress down. As I said, we do financial resilience modelling and that financial resilience modelling demonstrates that even in particularly onerous price environments where perhaps there’s an incredibly rapid drop off in demand for oil and gas and the price falls that we remain resilient.

So from a stranded assets perspective, we are not worried about that as Woodside. Now, when we think about the structure of the executive remuneration, you’ll note it has multiple different dimensions. We look at financial performance of the business. We look at the strength of the base business, and again, that includes things like the production that we have from the assets we’ve already invested in.

There’s a measure associated with growth but it’s also worth noting that last year we split out safety and climate to have distinct focus on those two particularly critical areas of our business. Executive rem for safety and climate, 15% each. So it’s 30% total. That’s equivalent to the financial impact in the scorecard.

So again, sustainability is at the heart of everything we do. If you think about it or if you’re asking also about things like future investment decisions, we have been using for the last few years with some of our investments, a six points method for assessing transition risk and the quality of the investments that we’re making and the longevity of those investments through the uncertainty of the energy transition.

Again, the investments that we’ve made recently, things like Trion, Beaumont New Ammonia, the pending decision on Louisiana LNG, all are assessed with that same lens of are these investments going to be robust through the energy transition and deliver the value that our shareholders expect.

Marcela Louzada: Thank you. Meg. Any more questions in the room? Satoko here.

Satoko Asai (Aware Super): Thank you, Meg. My question might be a little bit related to what you just mentioned but I would like to understand how you’re seeing the threat from nuclear power. Tech giants are investing in nuclear and we see debate about nuclear even in Australia and your important market, Japan, they have very ambitious renewable target that might be missed but the gap might be filled by nuclear for Japan. So it would be great if you could mention how you’re seeing the threat from that.

Meg O’Neill: Sure. Well, first and foremost, I think it’s important to acknowledge that nuclear is an incredibly important part of the modern energy mix in many countries around the world. It provides baseload power with close to zero greenhouse gas emissions. So it is, I think, important to start by acknowledging the important role that nuclear plays in the energy mix.

We have obviously been watching with great interest, some of the work going on, looking at different types of nuclear technologies and the work that’s done to advance nuclear technologies, to improve the safety, to mitigate some of the risks that we saw actualised, sadly, in Fukushima in 2011.

So we do see nuclear as continuing to play a role in the world’s future energy mix. The reality is, even in places like Japan, community sentiment is a bit mixed on nuclear. So we watch the evolution of nuclear very closely. As we think about the scenarios of how the world might evolve. It obviously factors in and nuclear is a technology that we watch.

I would advocate that nuclear displacing coal would be a better outcome than nuclear displacing gas. Again, I think there’s going to be a role for all of those commodities to help meet the world’s future energy needs and tackle climate change.

Marcela Louzada: Thank you, Meg. So perhaps we go back online. There is one question on carbon offsets. So that comes from Lydia Brunton, ESG analyst from UBS. So Lydia mentions that in our climate update we reported approximately 1.3 million offsets, contributing substantially to the annual reduction in our emissions. Then once our growth projects are implemented all the way to 2030 versus our internal carbon price of $80 per tonne, how do you expect annual use of offsets to decline or grow over time?

Meg O’Neill: Look, perhaps we can pull up the slide that showed our decarbonisation pathways. As we talked about in the speech, the best point in time to tackle potential emissions is before you emit. Design out is an incredibly important pillar in our climate change strategy to make sure that when we design a facility that we’re designing for as few emissions as possible.

We’ve got industry benchmark data that would show what others are doing. As we demonstrated in, I think it was the previous chart showed that compared to many others in our sector, we have very low emissions intensity.

I think this chart illustrates what we’re doing pretty effectively. So when we look at the forward projection for emissions and this includes things like Scarborough Energy Project, Trion, Beaumont New Ammonia, Louisiana LNG [Clarification: Slide 13 includes producing and sanctioned projects only. Louisiana LNG is excluded], there are things that we can do after we’ve designed out as many emissions as we can to operate as efficiently as possible.

One of the key levers we have actually in our emissions management tool is improved reliability. So particularly at an LNG plant, for example, if you have an unreliability event, that’s the sort of thing that can trigger the potential need to flare a bit more gas. Focus on reliability, focus on energy efficiency.

Those of you who follow us know that we’ve been working for a number of years on a project to bring solar power directly into the Pluto plant. Continue to pursue that objective because I think that is – once we get the power in, it will unlock the ability to continue to expand that solar grid and bring even more low emissions power into the plant.

So those are the sorts of things that we’re able to do today within that $80 a tonne range. As noted on the slide, the next step of decarbonisation starts to get really complicated. Decarbonising existing infrastructures, existing facilities that were designed perhaps in the 1990s or early 2000s gets harder but we have teams working on it.

We’ve been working with key partners, companies like Baker Hughes on technologies that may allow us to cost effectively decarbonise some of those heavy equipment that we have at our LNG facilities.

Then as we illustrate on the graph, there are some hard to abate emissions. These come from things like mature life assets where again, it would not be a good use of shareholder dollars to try to decarbonise an asset that’s going to be offline in less than 10 years’ time. There are some emissions that are almost impossible to eliminate, and we will have to continue to use offsets for those.

That’s why offsets have been a part of our business for many years but we continue to do work to ensure a couple of things. One is to ensure the quality of the offsets to make sure that we actually are taking CO2 out of the atmosphere or a greenhouse gas out of the atmosphere with the offsets that we’re using.

We do that through self-origination with our planting projects as well as with the offsets that we acquire on market, making sure that they meet a high international standard. We’re also investing in technologies. The carbon-to-products business, which we’ve talked about in the past, which has the potential to take CO2 or methane greenhouse gases and convert them to things that might be useful.

Some of our tech partnerships are very much focused on this outcome. So those are the sorts of things that we’re doing in this space.

Marcela Louzada: Many thanks, Meg. We are almost at time. I think we have time for one more question in the room. Do we have any questions?

Jessica Cairns (Alphinity): Thank you. I had a question on the First Nations element. Specifically it would be good to understand how the organisation practically measures compliance with the FPIC policy, and I think also why that’s not reflected in the Reconciliation Action Plan and key priority areas at the moment?

Meg O’Neill: Look, let me start by saying we consult extensively. Let me invite Sharon actually to speak to it because Sharon’s deep in this subject.

Sharon Reynolds: Morning and thanks. I think at a very practical level, the free prior and informed consent principles are captured or embodied in our reconciliation plan through the Indigenous voices and ensuring that we actually engage and afford the opportunity to invite and listen to the voices of First Nations people. So it might not necessarily be as overt as free prior and informed consent within our Reconciliation Action Plan but that’s certainly how it’s captured and intended in practice for us.

The way that we apply it at the most practical level and through both our activities on the ground and regulatory approvals, is to first of all identify who the First Nations communities are, where we have an interest and activities occurring over certain parts of either land or sea country and then engaging through authorised representative entities.

So we appreciate that there are diverse views across a broad range of individuals but from a United Nations Declaration on the Rights of Indigenous Peoples and through the Native Title process, First Nations rights are fundamentally communal rights and so we make sure that we engage through those proper community bodies.

In terms of, again, how that works in practice, if we just reflect on our last year’s activities alone, Woodside had engaged with over 33 First Nations representative bodies about our activities. We had had over 7,500 engagements either through written or face-to-face meeting engagements.

Then we capture all of that information and make sure that that’s then reflected in our activity plans and that there’s a clear demonstration that we both understand the issues or concerns that are held with the First Nations groups but then more importantly, how we’re able to then respond and either remove those concerns or at least minimise them to the most possible. So that’s how we apply it in practice.

Marcela Louzada: Many thanks Sharon. Meg, you want to say some closing remarks or shall I wrap up?

Meg O’Neill: All right, well look, let me just thank everyone for your interest in Woodside and your interest in our sustainability performance. As I said, this is fundamental to how we do our business and I hope between the videos and the various speakers you heard from today, you were able to develop a more well-rounded view of how we think about sustainability.

Climate change obviously is an important and a material sustainability focus for us and it’s fully embedded in our business strategy of thriving through the energy transition. But it’s not the only sustainability dimension that is important to Woodside. Again, I hope that from the other speakers today, you got a bit of a flavour of how this permeates everything we do. Thank you for your interest in Woodside and I’ll let Marcela wrap up.

Marcela Louzada: Thank you very much everyone for joining us today. Yes, I do hope you enjoyed and learned more about how we are meeting energy demand sustainably. I personally, and we all do, really appreciate the opportunity to connect with our shareholders and have this dialogue and get your questions and address the topics.

I am very excited that we had a breadth of sustainability topics today as well. Really welcoming the questions across all themes. I guess we see each other through the next roadshows and on 8 May at our AGM as well. Thank you very much.

[END OF TRANSCRIPT]

Sustainability Briefing 2025 – Meeting energy demand sustainably presentation

Slide 13 of the presentation has been updated to correct the placement of the percentage markers on the Y-axis of the chart. There are no other changes to this chart.

The updated presentation is available on Woodside’s website at www.woodside.com.

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.